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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  1

Name of Issuer:  Unique Casual Restaurants, Inc.

Title of Class of Securities:  Common Stock, $.01 par value

CUSIP Number:  909 15K 100

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

 John Zoraian, c/o Atticus Holdings, L.L.C., 590 Madison Avenue,
      32nd Floor, New York, New York 10022; (212) 829-8100

     (Date of Event which Requires Filing of this Statement)

                        November 21, 1997

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.: 909 15K 100

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Timothy R. Barakett

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Canada

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         1,176,806

8.  Shared Voting Power:



9.  Sole Dispositive Power:

         1,176,806

10. Shared Dispositive Power:



11. Aggregate Amount Beneficially Owned by Each Reporting Person

         1,176,806

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



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13. Percent of Class Represented by Amount in Row (11)

         10.27%

14. Type of Reporting Person

         IN














































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This Amendment is being filed for the purposes of amending the
Reporting Person's responses to Items 4 and 7 of the original
Schedule 13D. All capitalized terms not defined herein have the definitions given them in the original Schedule 13D.

Item 1.  Security and Issuer

         No change.

Item 2.  Identity and Background

         No change.

Item 3.  Source and Amount of Funds or Other Consideration

         No change.

Item 4.  Purpose of Transactions

         The Shares deemed to be beneficially owned by the Reporting Person were acquired for, and are being held for, investment purposes. The Reporting Person has communicated with management of the Issuer and reserves the right in the future to communicate with management, other shareholders of the Issuer and other parties regarding methods of enhancing shareholder value. The Reporting Person has no plan or proposal which relates to, or would result in, any of the actions enumerated in
         Item 4 of the instructions to Schedule 13D. However, by letter dated November 7, 1997 (the "Letter to Management"), the Reporting Person requested that management of the Issuer pursue certain strategic alternatives for maximizing shareholder value. A copy of the Letter to Management is filed herewith as Exhibit A. The Reporting Person has provided copies of the Letter to Management to a limited number of other shareholders of the Issuer and reserves the right to provide copies of the Letter to Management to other persons, including additional shareholders of the Issuer.

         The Reporting Person, on behalf of the above mentioned entities, reserves the right to purchase additional Shares or to dispose of the Shares in the open market, in privately negotiated transactions or in any other lawful manner in the future and to take whatever action with respect to each of such entities' holdings of the Shares he deems to be in the best interests of such entities.




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Item 5.  Interest in Securities of Issuer

         No change.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         No change.

Item 7.  Material to be Filed as Exhibits

         No transactions in the Shares have been effected by the Reporting Person since the filing of the
         Schedule 13D being amended hereby.

         Attached hereto as Exhibit A is a copy of the Letter to Management.




































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         Signature

         The undersigned, after reasonable inquiry and to

the best of his knowledge and belief, certifies that the

information set forth in this statement is true, complete

and correct.



                                 /s/ Timothy R. Barakett
                                 _____________________________
                                 Timothy R. Barakett


November 24, 1997



































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                                                   Exhibit A

                   ATTICUS CAPITAL INC.
                    590 Madison Avenue
                    New York, NY  10022
         Tel. (212) 829-8100   Fax: (212) 829-8111


                                            November 7, 1997

Board of Directors
c/o Mr. William H. Baumhauer
Chairman and Chief Executive Officer
Unique Casual Restaurants, Inc.
One Corporate Place
55 Ferncroft Road
Danvers, MA  01923

Dear Board of Directors,

         As we have detailed in our recent 13-D filing, accounts managed by our firm, Atticus Capital, have recently purchased an additional 37,500 shares of Unique Casual Restaurants, Inc. ("Unique" or the "Company"). Atticus Capital now controls 1,176,806 shares of Unique representing an approximate 10.5% ownership position in the Company. In addition, we plan on continuing to purchase shares of Unique in the open market.

         We would like to begin by commending the Board for its decision earlier this year to create shareholder value through realizing the "hidden value" of the foodservice assets. The stock market was not adequately reflecting the underlying asset value of the foodservice operations, we believe, due to the market's inability to look beyond the negative business fundamentals and lack of earnings at Fuddruckers. The Board and its advisors should also be applauded for devising the creative, tax-efficient transaction structure that further enhanced shareholder value through minimizing the substantial tax-leakage that would have resulted in a traditional sale of the foodservice assets.

         As Unique's largest shareholder, we are writing to you because we believe that Unique still has significant "hidden value" that is unlikely to be realized under the current corporate structure. It is our view that negative investor sentiment attached to the Fuddruckers operations, which clearly depressed the valuation of Daka International, is significantly depressing the value of the high-growth Champps operations. Our research suggests that this





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negative sentiment is not likely to subside in the near
future.

         In an effort to realize this "hidden value" for shareholders, we feel strongly that the Board should explore strategic alternatives including: a) a sale of the entire Company, or b) a sale of Champps in a tax-efficient transaction similar to the foodservice sale, followed by a sale of Fuddruckers in due course. We believe that the Board, in exercising its fiduciary duty to maximize shareholder value, should pursue these types of strategic alternatives instead of affording management additional time to spend substantial amounts of capital to execute its strategic plan and move its headquarters for the following reasons:

I.  Current Corporate Structure Is Not
    An Appropriate Public Market Vehicle

         As we stated earlier, we believe that the Board made the proper decision to sell the foodservice operations in the tax-efficient manner that ultimately resulted in shareholders receiving the spin-off of Unique. Post-transaction, the Board must now assess whether Unique is a viable "stand alone" public company from a shareholder value perspective.

         We believe that Unique is not an appropriate public market vehicle to create shareholder value for the following reasons:

1) Champps and Fuddruckers Appeal to Two Totally different Investor Bases: The "hidden value" in Champps exists because the high-growth restaurant investor that would afford Champps a trading multiple well in excess of Unique's current valuation does not want to be exposed to the restructuring and business fundamental risks inherent in the Fuddruckers operations. As a result, Champps is being valued at a similar multiple to Fuddruckers by traditional value investors that are focusing on the cash flow and restructuring opportunities at Fuddruckers. Consequently, the current corporate structure comprising of both a restructuring play and a high-growth restaurant concept is destructive to shareholder value and is creating this "hidden value" in Champps. This logic is also consistent with the problematic corporate structure at Daka that inhibited the value of the high-growth foodservice operations to be realized without exploring strategic alternatives.




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2)  Lack of Investor/Research Analyst Interest:  We believe that it will be very difficult for Unique to attract the necessary investor interest and research analyst coverage required to create shareholder value and unlock the "hidden value" in Champps. Our research indicates that this is a result of: a) the low liquidity in the stock and the small market capitalization of approximately $65 million is unlikely to attract sufficient institutional interest in Unique,
    b) potential new investors and research analysts lack confidence in management due to previous losses as investors in Daka International, and c) the lack of meaningful earnings per share in the near term is troubling to investors as restaurant stocks typically trade on a price/earnings basis.

         The trading history of Unique post-spin-off clearly supports our view that Unique is not viable as a "stand alone" public entity and will again, like Daka, need the commencement of strategic alternatives to create shareholder value. Unique has not been able to attract new investors to the Company's story nor successfully articulate the "hidden value" in the Champps operation even after speaking at investor conferences and meeting with research analysts. Unique's stock, which began trading on July 15, 1997 at $7.00/share, has steadily declined for the past three and a half months hitting recent lows of $5.75/share on October 29, 1997 (an approximately 18% decline). This 18% decline in Unique's stock price compares to a 1% gain in the S&P 500, a 9% gain in the Russell 2000 and a 2% decline in the Goldman, Sachs restaurant index over the same time period.

II. Champps Is Worth More To A Restaurant Operator
    In Need of Growth Than Unique

         As the Board experienced in the foodservice sale, a well capitalized buyer that can realize meaningful synergies in an acquisition will pay you today for the growth that may take years to achieve (with substantial execution risk). In light of the value destroyed in the expansion of Fuddrucker, we feel that the execution risks are real and sizeable in growing a "big-box" (large capital outlay) concept such as Champps with the current management team. We do not believe that the risk/return tradeoff of internally growing Champps is favorable when compared to the value that could be derived in a sale today.




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         Similar to the foodservice sale, we believe that
    the value of Champps obtained in a sale of Champps could be in excess of the current market capitalization of the Company. As you know, Champps was purchased for $50 million in February of 1996 and the asset has been grown significantly since then. A strategic buyer will value Champps due to the substantial synergies and faster, more profitable growth that they could realize. The meaningful operational synergies include: a) overhead cost reductions, b) purchasing cost savings, c) much lower cost of capital and better access to capital,
    d) more favorable equipment leases and rents, e) more experienced real estate development teams at the acquirer would lower development costs, provide better site selection and reduce execution risk.

         Recent conversations with research analysts indicate that a number of large capitalization restaurant companies with mature concepts are currently in search of a high-growth restaurant concept acquisitions such as Champps and would likely express considerable interest in Champps if given the opportunity. This dynamic makes a sale of Champps very timely to maximize value of the asset.

         Based on our points of view detailed above, we would not be supportive of an initial public offering of Champps.

         We realize that the Board and management are working diligently to enhance shareholder value. However, as we articulated, we believe that the best option for Unique's Board to create shareholder value is to unlock the structurally "hidden asset", as the Board did so successfully with Daka's foodservice operations, by exploring strategic alternatives including a sale of the Company or a sale of Champps in a tax-efficient manner. We feel that it would be beneficial for all parties involved, including the Board, shareholders, management team and employees, for this strategic matter to be considered by the Board and studies by its advisors as soon as practically possible.

         Thank you for the opportunity to express our views to enhance shareholder value for all shareholders of Unique and we hope our input was both thoughtful and productive. Consistent with our friendly shareholder bias, we do not plan on circulating this letter publicly, and we see no need to make a statement in our 13-D filing, although we reserve the right to do so in the future.


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         We also reserve the right to contact other
    shareholders to share our views with them.

         We would like the opportunity to discuss our concerns and ideas to unlock the "hidden asset" with the Board at a time and location of your convenience. We look forward to your response.

Respectfully submitted,


/s/ Timothy R. Barakett
________________________
Timothy R. Barakett
President






































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